Exhibit 99.1


                              FOR IMMEDIATE RELEASE

Contacts:
Investors:  (U.S.)            Investors:  (Europe)            Media:
Jack Howarth                  Emer Reynolds                   Sunny Uberoi
Ph:  212-407-5740             Ph:      353-1-709-4000         Ph:  212-994-8206
     800-252-3526                      00800 28352600              800-252-3526



            ELAN TO RECEIVE $65 MILLION IN CASH FROM THE SALE OF ITS
                           REMAINING SHARES OF LIGAND

DUBLIN, Ireland, July 3, 2003 -- Elan Corporation, plc (NYSE: ELN) (together with its affiliates, "Elan") today announced that it has agreed to sell its remaining approximately 5.8 million shares of common stock of Ligand Pharmaceuticals (NYSE: LGND) ("Ligand") to a number of qualifying institutional investors for aggregate net cash proceeds of $65.1 million. As a result, Elan will have disposed of its entire shareholding of approximately 14.5 million shares of Ligand for aggregate net cash proceeds of $158.1 million.

As previously announced on November 12, 2002, Elan sold approximately 2.2 million shares of Ligand common stock to Ligand for $20.0 million, and realised no gain or loss on disposal. On May 28, 2003, Elan realised approximately $73.0 million in net cash proceeds from the sale of 6.4 million shares of Ligand common stock. The aggregate carrying value of these shares, together with the carrying value of Elan's remaining shares of Ligand common stock sold today, is $65.8 million, and Elan expects to record a pre-tax gain of approximately $72.3 million in respect of these two transactions.

The proceeds from the transaction will form part of Elan's targeted proceeds from the divestment of assets as outlined in its recovery plan.

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Elan To Receive  $65  Million in Cash from the Sale of its  Remaining  Shares of
Ligand

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.